

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 7, 2007

Mr. Luis Sas
Chief Financial Officer
Petrobras Energía Participaciones S.A.
Maipú 1, 22nd Floor
(C1084ABA) Buenos Aires, Argentina

> **Re: Petrobras Energía Participaciones S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 000-15152**

Dear Mr. Sas:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief

cc: <u>via facsimile</u>
       Francisco Cestero
       Cleary, Gottlieb, Steen & Hamilton
       (212) 225-3999